UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       SCHEDULE 13D
                      (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO 13d-1(a) AND AMENDMENTS
            THERETO FILED PURSUANT TO 13d-2(a)
                    (Amendment No. 4)

                      CHATTEM, INC.
                     (Name of Issuer)

             Common Stock, without par value
              (Title of Class of Securities)

                       162456 10 7
                      (CUSIP Number)

                  Marion A. Cowell, Jr.
 Executive Vice President, Secretary and General Counsel
                 First Union Corporation
                  One First Union Center
           Charlotte, North Carolina 28288-0013
                      (704) 374-6828

                     with a copy to:
                     Ted A. Gardner
                  Senior Vice President
            First Union Capital Partners, Inc.
                  One First Union Center
            301 S. College Street - 5th Floor
           Charlotte, North Carolina 28288-0732
                      (704) 374-4769
      (Name, Address and Telephone Number of Persons
    Authorized to Receive Notices and Communications)

                    February 26, 1998
           (Date of Event Which Requires Filing
                    of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: .

                    Page 1 of 8 Pages
              (continued on following pages)

Cusip No. 162456107                    13D
Page 2 of 8

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

     First Union Capital Partners, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*

     (a)
     (b) X

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

     7    SOLE VOTING POWER             0

     8    SHARED VOTING POWER           0

     9    SOLE DISPOSITIVE POWER        0

     10   SHARE DISPOSITIVE POWER       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW(11)

     0.0%

14   TYPE OF REPORTING PERSON*

     CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 162456107                       13D
Page 3 of 8

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

     First Union National Bank

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*

     (a)
     (b) X

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     National Association

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

     7    SOLE VOTING POWER             0

     8    SHARED VOTING POWER           0

     9    SOLE DISPOSITIVE POWER        0

     10   SHARE DISPOSITIVE POWER       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW(11)

     0.0%

14   TYPE OF REPORTING PERSON*

     BK

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 162456107                    13D
Page 4 of 8

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

     First Union Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*

     (a)
     (b) X

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

     7    SOLE VOTING POWER                  0

     8    SHARED VOTING POWER                0

     9    SOLE DISPOSITIVE POWER             0

     10   SHARE DISPOSITIVE POWER            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW(11)

     0.0%

14   TYPE OF REPORTING PERSON*

     HC

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.     Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is revised
   and amended and restated in its entirety as set forth below:

          (a)  After giving effect to the
   transactions described in Item 5(c) below, FUCP no longer is the beneficial owner of any shares of Common Stock.

          By virtue of the relationship between
   FUCP and FUNB described in Item 2, FUNB is no longer the indirect beneficial owner of any shares of Common Stock.

          By virtue of the relationship between
   FUCP and FUNB described in Item 2, FTU is no longer the indirect beneficial owner of any shares of Common Stock.

          Keystone Investment Management Company
   ("Keystone"), an investment advisor for
   mutual funds and a wholly-owned subsidiary of FTU, has sole voting and dispositive power over 60,400 shares of Common Stock, representing approximately 0.7% of the Company's
   Common Stock. However, FTU disclaims beneficial ownership with respect to such shares.

          The percentages calculated in this
   Item 5 are based upon 9,070,854 shares of Common Stock outstanding as of February 20,
   1998 (as reported in the Company's Annual
   Report on Form 10-K for the fiscal year ended November 30, 1997).

          However, subsidiaries of FTU continue
   to act as custodian for four accounts
   which hold an aggregate of 17,650 shares of the Company's Common Stock, or approximately
   0.2% of the aggregate outstanding shares.
   The Reporting Persons disclaim beneficial ownership with respect to such shares.

          (b)  Neither  FUCP, FUNB nor FTU has the
   power to vote or direct the vote or the power to dispose of or direct the disposition of any shares of Common Stock.


          By virtue of the relationship between
   FTU and Keystone described in this Item 5, FTU has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 60,400 shares of Common
   Stock controlled by Keystone.

          (c)  Other than as described below,
   none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the executive officers or directors of any of the Reporting Persons, has effected any transaction in shares of Common Stock during the past 60 days.

          On February 18, 1998, FUCP contributed
   all 570,282 shares of Common Stock owned by it to FUNB, to hold as trustee for the account of First Union Foundation ("FUF"), a charitable foundation controlled by FTU.

          On February 26, 1998, FUNB sold, as
   trustee for the account of FUF, 150,000
   shares of Common Stock in an open market transaction at a price per share of $19.12.

          On February 27, 1998, FUNB sold, as
   trustee for the account of FUF, 420,282
   shares of Common Stock in an open market transaction at a price per share of $19.00.

          FUNB paid normal and customary
   brokerage commissions in connection with each of the transactions described above.

          After giving effect to the
   transactions described in this Item 5(c), the beneficial ownership of the securities of the Company by the Reporting Persons is as set forth in Item 5(a) above.

          (d)  Not applicable.

          (e)  The Reporting Persons ceased to
   be the beneficial owner of more than five percent of the outstanding Common Stock of the Company on February 27, 1998.

SIGNATURE


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies (on behalf of itself and each of First Union National Bank and First
     Union Corporation) that the information set forth in this statement is true, complete and correct.



     March 6, 1998

     FIRST UNION CAPITAL PARTNERS, INC.


     By:/s/ Ted A. Gardner
     Name:  Ted A. Gardner
     Title: Senior Vice President

EXHIBIT INDEX

Exhibit
Description
Page


A
Stock Purchase Agreement, dated as
of June 11, 1993 by and between
Chattem, Inc., and First Union
Capital Partners, Inc.
*


B
Registration Agreement, dated as
of June 11, 1993 by and between
Chattem, Inc., and First Union
Capital Partners, Inc.
*


C
Joint Filing Agreement dated as of
June 11, 1993 by and among First
Union Capital Partners, Inc.,
Dominion Bank, N.A. (now First
Union National Bank), First Union
Corporation of Virginia and First
Union Corporation.
*


   * Filed as an Exhibit to the Reporting Person's
     Schedule 13D filed June 18, 1993.